UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2011

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is updated information concerning the Company, its fleet and recent developments and other updates related to the passage of time, together with Management's Discussion and Analysis of Financial Condition and Results of Operation and interim consolidated unaudited financial statements and related information and data of the Company as of and for the three-month period ended March 31, 2011.

This report and the exhibit hereto are incorporated by reference into the Company's F-3 Registration Statement (File no. 333-160784) that was filed on July 24, 2009 with the Securities and Exchange Commission (the "Commission") as amended on August 27, 2009 and September 18, 2009 and declared effective on September 25, 2009 and into the Company's F-3 Registration Statement (File no. 333-164306) that was filed on January 12, 2010 with the Commission and declared effective on January 21, 2010.

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the "Commission"), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and The Nasdaq Global Market.  We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

By:	/s/ Anthony Kandylidis
Chief Executive Officer

Dated: June 8, 2011

Exhibit 99.1

Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to OceanFreight Inc. and all of its subsidiaries. "OceanFreight Inc." refers only to OceanFreight Inc. and not its subsidiaries.

We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a Marshall Islands company with our principal executive offices located in Athens, Greece. As of June 8, 2011 we own and operate, through our subsidiaries, a fleet of six vessels, consisting of two Panamax and four Capesize drybulk carriers, with a total carrying capacity of approximately 0.9 million dwt and a weighted average age of approximately 6.5 years. Our vessels are chartered under long term time charter contracts expiring at various dates, the latest through 2018. In March 2010, we entered into shipbuilding contracts for the construction of three Capesize Very Large Ore Carriers (VLOCs). In April, 2011 we entered into two agreements to purchase two additional VLOCs under construction. We refer you to the table below for information regarding our fleet.

Our Fleet

As of June 8, 2011, our fleet is comprised of the following vessels:

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
Robusto	Capesize	2006	173,949
Cohiba	Capesize	2006	174,200
Montecristo	Capesize	2005	180,263
Partagas	Capesize	2004	173,880
Topeka	Panamax	2000	74,710
Helena	Panamax	1999	73,744
			850,746
Drybulk Carriers to be Acquired
New Building VLOC#1 (1)	Capesize	2012	206,000
New Building VLOC#2 (1)	Capesize	2012	206,000
New Building VLOC#3 (1)	Capesize	2012	206,000
New Building VLOC#4 (2)	Capesize	2013	206,000
New Building VLOC#5 (2)	Capesize	2013	206,000

(1)
On March 4, 2010, we entered into an agreement with a shipyard for the construction of three Capesize Very Large Ore carriers (VLOCs) for an aggregate price of $204.3 million. The vessels are scheduled for delivery in the second, third and fourth quarters of 2012.

(2)
On April 1, 2011, we entered into two agreements to purchase two Capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of the relevant owning companies from a company ultimately controlled by the Company's Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled for delivery in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95.04 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

Effective June 15, 2010, we have contracted the day-to-day management of our drybulk and tanker fleets, which includes performing the day-to-day operations and maintenance of the vessels, to TMS Dry Ltd., or TMS Dry, and TMS Tankers Ltd., or TMS Tankers, respectively. Both TMS Dry and TMS Tankers, or our Fleet Managers, are related party management companies engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Previously the management of our fleet was performed by Cardiff Marine Inc., or Cardiff, a related party management company. In 2010, Cardiff proceeded with an internal restructuring for the purpose of enhancing its efficiency and the quality of its ship management services. As part of this restructuring our Fleet Managers were established as two different management companies to undertake the management of part of the fleet previously managed by Cardiff. Our Fleet Managers utilize the same experienced personnel previously utilized by Cardiff and provide comprehensive vessel management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, supply provisioning as well as vessel accounting. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. We further believe that the scale and scope of our Fleet Managers enables them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as our Fleet Managers' ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers' established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

Our vessels are presently operating under long term fixed rate time charter agreements as follows:

Vessel Name	Estimated Expiration Range of Charter	Gross Daily Rate
Drybulk Carriers
Robusto	August 2014 to March 2018	$26,000
Cohiba	October 2014 to May 2018	$26,250
Partagas	July 2012 to Dec 2012	$27,500
Montecristo	May 2014 to Jan 2018	$23,500
Topeka	January 2012 to April 2013	$15,000
Helena	May 2012 to October 2016	$32,000

Tanker Vessel Held for Sale
Olinda	Spot Pool	-

Drybulk Carriers to be Acquired
New Building VLOC#1 (1)	April 2015 to April 2020	$25,000
New Building VLOC#2 (2)	August 2017 to August 2022	$23,000
New Building VLOC#3 (3)	October 2019 to October 2026	$21,500
New Building VLOC#4	Spot
New Building VLOC#5	Spot

(1)
Upon delivery of New Building VLOC#1, which is expected in the second quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(2)
Upon delivery of New Building VLOC#2, which is expected in the third quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $23,000 and $40,000 per day.

(3)
Upon delivery of New Building VLOC#3, which is expected in the fourth quarter of 2012, the vessel is scheduled commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $21,500 and $38,000 per day.

We believe these charters will provide us with stable cash flows as well as upside potential under our profit sharing agreements. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

OceanFreight's strategy and business model

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion. We intend to grow our fleet using our management's knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectations of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flows earned by the vessels in relation to their values, their conditions and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers.

Tailored Fleet Composition. Our current fleet consists of six drybulk carriers. In addition, we have agreed to acquire five VLOC newbuilding drybulk carriers with expected deliveries in 2012 and 2013. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. We have entered into fixed rate period charters for all of our drybulk carrier vessels with an average remaining duration of approximately 41.9 months as of the date of this Report. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charterhire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our vessels are chartered to two different charterers operating in the drybulk carrier sector. We believe that chartering our vessels to well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers. As discussed above, our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting with fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we derive important benefits from our Fleet Managers' experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers' rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Corporate Structure

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, GR – 151 25 Amaroussion, Athens, Greece. Our telephone number at that address is +30 210 614 0283. Our website is www.oceanfreightinc.com.  The information on our website shall not be deemed a part of this document.  Our agent and authorized representative in the United States is Puglisi & Associates, located at 850 Library Ave, Newark, DE 19711.

On April 30, 2007, we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million.  Our common shares are listed on The Nasdaq Global Market under the symbol "OCNF".

Recent Developments

1.
On April 1, 2011, we entered into two agreements to purchase two VLOC vessels under construction of 206,000 DWT each, through the acquisition of the shares of the relevant owning companies for a company ultimately controlled by the Company's Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled for delivery in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95.04 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

2.
On April, 18, 2011, the Buyers of M/T Olinda declared their inability to perform under the memorandum of agreement dated November 26, 2009. Pursuant to the memorandum of agreement the sale transaction was terminated due to buyers default and we retained the 10% initial deposit of $1.9 million.

3.
On May 12, 2011, we entered into a new memorandum of agreement to sell the M/T Olinda for a price of $14 million. The vessel was delivered to its new owners on May 25, 2011. The sale transaction resulted in a loss of $4 million. In addition, pursuant to our loan agreement we made a prepayment of $10.8 million.

4.
Our stock price declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011 The Nasdaq Stock Market notified us that we are not in compliance with the minimum bid price rule and as a result, we are required to take action, such as a reverse stock split, prior to July 25, 2011, in order to comply with this rule. In the annual meeting of the shareholders to be held on June 15, 2011, the Company intends to propose an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split at a ratio of not less than one-for-three and not more than one-for-twenty.

The International Drybulk Shipping Industry

We currently employ each of our six drybulk carriers under time charter agreements with an average remaining duration of approximately 41.9 months as of the date of this Report.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2010 as compared to the low of the fourth quarter of 2008. The first five months of 2011 the average of the BDI was 1,354, which has significantly declined as compared to 2010 average of 2,761and to 2009 average of 2,614.

The decline in the drybulk market since its peak in 2008 has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI. Drybulk vessel values have also rebounded in part since 2008's steep decline. Charter rates and vessel values were affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The increase in drybulk vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008, China's iron ore imports comprised about 65% of the total volume of iron transported by sea. In 2009, this number has increased to about 80%, while in 2010 this number dropped slightly due to global recovery of the steel industry. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility. Average daily Capesize rates improved significantly to approximately $42,600 for the year ended December 31, 2009, but declined to approximately $33,000 per day in the year ended December 31, 2010 and to $8,026 in the five month period ended May 31, 2011.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of June 1, 2011, total newbuilding orders had been placed for an aggregate of approximately 44.2 % of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Many analysts expect that newbuilding orders may experience significant cancellations and/or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered, in each case due to a lack of financing in the industry. Market sources indicate that slippage in the Handysize sector is about 50% and about 20% in the Capesize sector. The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs. Scrapping in 2009 had been significant compared to the previous two years, while in 2010 it slowed down due to the recovery of the drybulk market. In 2010, about 5.8 million dwt was removed from the global drybulk fleet representing 7.3% of the carrying capacity of the total fleet delivered during the same year. In the first five months of 2011, about 9.7 million dwt was removed from the global drybulk-fleet representing 26.8% of the carrying capacity of the total fleet delivered during the same period.  As of the end of December 2010 and April 2011, about 24% and 29%, respectively, of the total dry bulk fleet is 20 years old or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

Our Loan Agreements Covenants

As of June 8, 2011, we have a $142.8 million senior secured credit facility with Nordea Bank Norge ASA, or Nordea, consisting of Tranche A, a reducing revolving credit facility of $94.6 million, and Tranche B, a term loan facility of $48.2 million.

Our existing credit facility agreement includes certain events of default, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse effect on our ability to perform our obligations under the loan or on any collateral thereunder.  They also include, among other covenants, financial covenants requiring:

•	the ratio of funded debt to the sum of funded debt plus shareholders' equity at each quarter end to be no greater than 0.70 to 1.00;

•
liquidity to be not less than $500,000 multiplied by the number of vessels owned.  Liquidity is defined as cash, cash equivalents and undrawn availability under Tranche A with a maturity of less than 12 months;

•	the ratio of EBITDA to net interest expense at each quarter end be not less than 2.50 to 1;

•	the aggregate fair market value of the vessels secured to the aggregate outstanding balance of the credit facility be not less than 125%; and

Under our Nordea credit facility we are not permitted to pay dividends. Our board of directors determined in December 2008 to suspend the payment of dividends in order to preserve capital.

As at March 31, 2011, the Company was in compliance with the covenants contained in its loan agreement.

As mentioned above, on May 25, 2011, we made a prepayment of $10.8 million when we sold the M/T Olinda.

RISK FACTORS

Set forth below are updated or additional risk factors which should be read together with the risk factors contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 14, 2011.

Company Specific Risk Factors

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at potentially lower charter rates, which may affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

The market price of our common shares has dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on June 7, 2011 was $0.37 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum.  If at any time during this cure period the bid price of the listed security closes at $1.00 per share or more for a minimum of ten consecutive business days, the Company would regain compliance with the minimum bid price requirement.

The Company's stock price declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from The Nasdaq Stock Market that it was not in compliance with the minimum bid price rule. In order for the Company to regain compliance, our Board of Directors proposed a 3:1 reverse stock split, which was approved by the Company's shareholders at their Annual General Meeting held on June 10, 2010. As a result of the reverse stock split, which was effected on June 17, 2010, every three common shares issued and outstanding were converted into one common share. On August 6, 2010, the Company received notice from The Nasdaq Stock Market that it has regained compliance with the minimum bid price and the noncompliance matter is now closed.

Our stock price declined again below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011 we received notice from The Nasdaq Stock Market that we are not in compliance with the minimum bid price rule and as a result, we are required to take action during the relevant cure period ending in July 2011, such as a reverse stock split, in order to comply with Nasdaq rules. In the annual meeting of the Shareholders to be held on June 15, 2011, the Company intends to propose an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split at a ratio of not less than one-for-three and not more than one-for-twenty.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on The Nasdaq Global Market under the symbol "OCNF" since April 30, 2007.

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

Quoted prices until June 16, 2010, are before our reverse stock split.

2008	High	Low

2008 Annual	$26.70	$1.87

2009	High	Low

1st Quarter ended March 31, 2009	$5.23	$0.82
2nd Quarter ended June 30, 2009	1.88	1.04
3rd Quarter ended September 30, 2009	1.79	1.24
4th Quarter ended December 31, 2009	1.29	0.89
2009 Annual	5.23	0.82

2010	High	Low

1st Quarter ended March 31, 2010	$1.05	$0.71
2nd Quarter ended June 30, 2010	1.39	0.46
3rd Quarter ended September 30, 2010	1.41	0.76
4th Quarter ended December 31, 2010	1.12	0.92
2010 Annual	1.41	0.46

Most Recent Six Months	High	Low

January 2011	$0.96	$0.80
February 2011	0.83	0.77
March 2011	0.76	0.64
April 2011	0.69	0.53
May 2011	0.53	0.38
June 1 to June 7, 2011	0.41	0.37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "OceanFreight Inc." or the "Company" or "we" shall include OceanFreight Inc. and its applicable subsidiaries. The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our interim consolidated unaudited financial statements and their notes included therein.

This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995, as codified in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk and petroleum products that are transported by the Company's vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses. For additional information on the Company's financial condition and results of operation please refer to our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on April 14, 2011.

Operating results

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. We employ our drybulk carriers to reputable charterers pursuant to long-term time charters, other than the M/T Olinda which was employed in a spot pool until May 25, 2011 when it was sold and delivered to its new owners. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market or under index related time charters can generate revenues that are less predictable than fixed rate time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and tanker rates. However, we are exposed to the risk of declining drybulk and tanker rates when operating in the spot market, which may have a materially adverse impact on our financial performance. As of June 8, 2011, our charters had remaining terms of an average of 41.5 months.

Furthermore, effective May 2009, we engaged in Forward Freight Agreements (FFA) trading activities. Please see Note 9 to the accompanying interim consolidated unaudited financial statements. As of March 31, 2011, we had no open positions. As of the date of this report we do not have any open positions.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

•	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

•	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire days.

•	Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days.

•
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

•
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

The following table reflects our calendar days, voyage days, fleet utilization and daily TCE rate for the three-month period ended March 31, 2011.

	Drybulk Carriers	Tankers	Fleet
Calendar days	683	103	786
Voyage days	676	103	779
Fleet utilization	99%	100%	99.1%
Time charter equivalent (TCE) daily rate	$20,166	$11,135	$18,972

The following table reflects the calculation of our TCE daily rates for the three-month period ended March 31, 2011:

(Dollars in thousands except for Daily TCE rate)

	Drybulk Carriers	Tankers	Fleet

Voyage revenues	$14,737	$1,308	$16,045
Voyage expenses	(1,105)	(161)	(1,266)
Time charter equivalent revenues	$13,632	$1,147	$14,779

Total voyage days for fleet	676	103	779

Daily TCE rate	$20,166	$11,135	$18,972

• Spot Charter Rates. Spot charterhire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Voyage and Time Charter Revenue. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	the amount of time that our vessels spend in connection with the maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the drybulk and crude oil shipping industries; and
•	other factors affecting spot market charterhire rates for drybulk and tanker vessels.

As of June 8, 2011, we employed our six drybulk carriers under fixed rate time charter contracts, which had a remaining duration of a minimum of 24.5 months and a maximum of 58.4 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders compared to short-term charters.

Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our interim consolidated unaudited financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel's acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted projected net operating cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year historical average of the six month, one year and three year time charter rates for drybulk vessels, the three year projected time charter rate for the first three years and the 10 year historical average of the one year and three year time charter rates thereafter for the Suezmax tanker vessel), over the remaining estimated life of each vessel assuming an annual growth rate of 3.0%, net of brokerage commission for drybulk vessels and no growth rate for the tanker vessels. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed to be 99% and 97% for drybulk carriers and tanker vessels, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year for drybulk carriers and 3% for tanker vessels. We have assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per Light Weight ton, or LWT, at disposal.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

Vessels held for sale

It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with Accounting Standards Codification 360, or ASC 360, Property, Plant and Equipment, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet (see Note 4 to our interim consolidated unaudited financial statements).

Voyage Revenues

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Accounting for Voyage Expenses and Vessel Operating Expenses

Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, vessel management fees, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel's acquisition. Residual value is estimated at $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Accounting for Financial Instruments

ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, "Fair Value Measurements and Disclosures, which is more fully discussed in Note 9 to the accompanying interim consolidated unaudited financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company has elected not to apply hedge accounting, but to account for the change in fair value as an increase or decrease in earnings.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long term debt discussed in Note 7 to the accompanying interim consolidated unaudited financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain or loss derived from the change in fair value is separately reflected in the accompanying interim consolidated unaudited statements of operations.

As of March 31, 2011 and the date of this report, we had no open FFA positions.

Segment Disclosures

ASC 280, Segment Reporting, requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters.

Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment. See Segment Information in Note 14 to our interim consolidated unaudited financial statements included herein for further analysis of our two reportable segments.

New Accounting Pronouncements

Please see Note 2 to the accompanying interim consolidated unaudited financial statements included herein for a discussion of new accounting pronouncements, which did not have a material impact on our interim consolidated unaudited financial statements.

Fleet employment profile

Please see the information under "Our Fleet" on page 2 of this report.

RESULTS OF OPERATIONS

Three-Month Period Ended March 31, 2011 compared to the Three-Month Period Ended March 31, 2010

Voyage Revenue

Voyage revenue for the first three months of 2011 was $16.0 million, of which, $14.7 million was earned from our drybulk carriers and $1.3 million was earned from our tanker vessel. For the same period of 2010, voyage revenue was $28.8 million of which $19.9 million was earned by our drybulk carriers and $8.9million from our tanker vessels. The decrease in revenues is mainly due to the sale of M/V Pierre, M/V Augusta, M/V Austin, M/V Trenton, M/T Pink Sands, M/T Tigani and M/T Tamara which resulted in the decrease of voyage days from 1,163 days in the first three months of 2010 to 779 days in the same period of 2011. Furthermore, revenues were further adversely affected by the decrease of the charter rates of M/T Olinda and M/V Topeka.

Imputed Deferred Revenue

The amortization of imputed deferred revenue for the first three months of each of 2011 and 2010 amounted to $0 and $1.5 million respectively. Imputed deferred revenue has fully been amortized as of March 31, 2011 as discussed in Note 6 to the accompanying interim consolidated unaudited financial statements.

Voyage Expenses

For each of the first three months of 2011 and 2010, our voyage expenses amounted to $1.3 million. Voyage expenses include bunkers cost to our charterers for off-hire, brokerage commissions on revenues and port expenses.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Vessel operating expenses for the first three months of 2011 were $7.0 million as compared to $10.6 million for the same period in 2010. The decrease is mainly due the sale of the vessels M/V Pierre, M/V Augusta, M/V Austin, M/V Trenton, M/T Pink Sands, M/T Tigani and M/T Tamara which resulted in the decrease of calendar days from 1,170 days in the first three months of 2010 to 786 days in the same period of 2011.The decrease was mitigated by the increase in  management fees due to the change of the fleet managers resulting in a daily increase from $1,139 per vessel in 2010 to $ 2,079 per vessel in 2011. The daily operating expenses on a fleet basis for the first three months of 2011 were $8,932 per vessel as compared to $9,033 per vessels for the same period of 2010.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses for the first three months of 2011 were $2.0 million as compared to $1.2 million for the same period of 2010. The increase is mainly due to increased share based compensation cost. Although we report our general and administrative expenses in U.S. Dollars, some of these expenses are denominated in other currencies.

Depreciation

Depreciation for the first three months of 2011 amounted to $4.1 million as compared to $6.7 million in the same period of 2010. The decrease in vessel depreciation charges is attributable to the sale of the M/V Augusta, M/V Austin, M/V Trenton, M/T Pink Sands and M/T Tamara, all of which were classified as held for sale on December 31, 2010.

Drydocking

We did not incur any drydocking costs in the first three months of 2011 and 2010.

Vessel Lives and Impairment:

The carrying value of each of the Company's vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual useful life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel's acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

As of March 31, 2011 our impairment analysis did not indicate any impairment loss on our vessels except in the case of the vessel M/T Olinda (see "Vessels held for sale" below).

Vessels held for sale

As of March 31, 2011, vessels held for sale consisted of the M/T Olinda which was delivered to its new owners on May 25, 2011. As of December 31, 2010, vessels held for sale consisted of M/V Augusta, M/T Tamara, M/V Austin, M/V Trenton and M/T Olinda. All vessels except for M/T Olinda were delivered to their new owners in the first quarter of 2011. Vessels held for sale are stated at the prices set forth in the relevant memorandum of agreements or fair market values less cost to sell (Levels 1 and 2).

Interest and finance costs

For the first three months of 2011, interest and finance costs amounted to $1.3 million. This amount consists of interest expense of $1.3 million, less capitalized imputed interest of $0.3 million relating to the construction of the three VLOCs, amortization and write-off of financing fees of $0.2 million and other charges of $0.1 million. The interest paid during the period amounted to $1.7 million. Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings to 6.05% inclusive of margin (see "Quantitative and Qualitative disclosures about Market Risk-Interest Rate Risk" below). For the same period in 2010, interest and finance costs amounted to $1.9 million. The interest paid during the respective period of 2010 amounted to $2.0 million.

Derivative instruments

Interest Rate Swap Agreements: As of March 31, 2011 and December 31, 2010, the fair values of the derivative contracts amounted to $10.2 million and $11.6 million in liability, respectively. The decrease in fair values of $1.4 million is included in "Loss on derivative instruments" in the accompanying 2011 interim consolidated unaudited statement of operations. The current portion of the total fair value of $5.1 million (excluding accrued interest of $1.8 million) is included in current liabilities as "Derivative liability", while the non-current portion of the total fair value of $5.1 million is included in non-current liabilities as "Derivative liability" in the March 31, 2011, interim consolidated unaudited balance sheet.

FFAs: During the three-month period ended March 31, 2011, we did not engage in any FFA trading transactions. For the same period in 2010, the gain on FFAs amounted to $4.5 million. As of March 31, 2010, we had no open FFA positions.

Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan and our capital commitments discussed in Note 5 to the accompanying March 31, 2011 interim consolidated unaudited financial statements. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering and the Standby Equity Purchase Agreement, or SEPA,  the Standby Equity Distribution Agreement, or SEDA, and the equity contribution from Basset Holding Inc. discussed in Note 8 to the accompanying March 31, 2011 interim consolidated unaudited financial statements, cash from operations and borrowings under our long-term arrangements, discussed in Note 7 to the accompanying March 31, 2011 interim consolidated unaudited financial statements. Under the SEPA, SEDA and the contribution from Basset we issued an aggregate of 70,018,503 of our common shares (210,055,508 common shares before the reverse stock split effect) with total net proceeds of $228.1 million. The SEPA and SEDA were terminated on May 21, 2009 and on March 18, 2010, respectively.

As of March 31, 2011, we had an outstanding indebtedness of $162.4 million and our aggregate payments of principal due within one year amounted to $37.9 million. Our loans contain a minimum cash requirement of $500,000 per vessel, which, on our current fleet of 6 vessels, amounts to $3 million.

As of March 31, 2011, our capital commitments in connection with the construction of the three VLOCs were $159.3 million. Subsequent to March 31, 2011, our capital commitments increased by $95.0 million due to the acquisition of two additional VLOCs. On February 24, 2011, we signed a commitment letter with a major Chinese bank for the financing of up to 60% of the aggregate contract cost of these three VLOCs. We intend to partially finance our capital requirements with external bank financing, equity offerings and cash from operations.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Cash Flows

The following table presents cash flow information for the three-month periods ended March 31, 2010 and 2011. The information was derived from our interim consolidated unaudited statements of cash flows and is expressed in thousands of U.S. Dollars.

	2010	2011

Net cash provided by/(used in) operating activities	$11,956	$(7,827)
Net cash provided by/(used in) investing activities	(22,791)	67,896
Net cash provided by/(used in) financing activities	5,116	(45,826)
Net Increase/(decrease) in cash and cash equivalents	(5,719)	14,243
Cash and cash equivalents beginning of period	37,272	9,549
Cash and cash equivalents end of period	$31,553	$23,792

Net cash used in operating activities for the three-month period ended March 31, 2011, was $7.8 million as compared to cash provided by operating activities $12.0 million in the same period of 2010. Substantially all our cash from operating activities is from revenues generated under our charter agreements. Income from operating activities , excluding non cash items, in 2011 was $3.6 million as compared to $10.4 million in 2010 due to the to the sale of the vessels M/V Augusta, M/V Trenton, M/V Austin, M/T Pink Sands, M/T Tigani and M/T Tamara. However this reduction was further adversely affected by the change in net operating assets which in 2011 showed an increase of $11.4 million resulting in reduction of cash inflows of the same amount while in 2010 a decrease of $1.5 million resulting in increase of cash inflows of the same amount.

Net cash provided by investing activities for the three-month period ended March 31, 2011 was $67.9 million which includes proceeds from the sale of vessels of $69.1 million and costs in connection with the construction of three VLOCs of $1.2 million. Net cash used in investing activities for the three-month period ended March 31, 2010 was $22.8 million which includes the first installment paid to the shipyard of $22.5 million and other related costs.

Net cash used in financing activities for the three-month period ended March 31, 2011 was $45.8 million. During the three-month period ended March 31, 2011, we (a) paid the installment due under our long-term credit facilities of $6.8 million, (b) repaid $36,2 million of our long term credit facility due to the sale of the vessels M/V Augusta, M/V Trenton and M/V Austin, (c) fully repaid the outstanding loan balance of M/T Tamara of $4.4 million due to its sale, (d) decreased restricted cash by $2.0 million and (e) paid financing costs of $0.4 million. Net cash provided by financing activities for the three-month period ended March 31, 2010 was $5.1 million. During the three-month period ended March 31, 2010, we (a) generated $19.1 million from the sale of common shares pursuant  to our SEDA, (b) paid the installments due under our long-term credit facilities of $9.3 million and (c) increased the restricted cash by $4.7 million.

Adjusted EBITDA

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and excludes loss on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that adjusted EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness.

EBITDA and adjusted EBITDA are non-GAAP measures and have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA and adjusted EBITDA should not be considered as a principal indicator of OceanFreight's performance.

The following table reconciles net cash provided by operating activities to adjusted EBITDA for the three-month periods ended March 31, 2010 and 2011:

(Dollars in thousands)	2010	2011

Net cash provided by/(used in) operating activities	$11,956	$(7,827)
Net decrease in current assets, excluding cash and cash equivalents and vessel held for sale	(554)	(170)
Net (increase)/decrease in current liabilities, excluding derivative liability, current portion of long term debt and current portion of imputed deferred revenue	(968)	11,608
Net interest expense (*)	4,063	3,047
Amortization of deferred financing costs included in Net Interest expense	(152)	(165)
Adjusted EBITDA	$14,345	$6,493

(*) Net interest expense includes the realized loss of interest rate swaps included in "Loss on derivative instrument" in the interim consolidated unaudited statements of operations.

Working Capital Position

On March 31, 2011, our current assets totaled $54.8 million while current liabilities totaled $45.2 million, resulting in positive working capital position of $9.6 million. We believe we will generate sufficient cash during the next 12 months to make the required principal and interest payment on our indebtedness, our commitments under the shipbuilding contracts, provide for our normal working capital requirements and remain in a positive cash position for at least one year after March 31, 2011.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 30.6% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At March 31, 2011, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Inflation Risk

Inflation does not have significant impact on vessel operating or other expenses. We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our Nordea Credit facility we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at March 31, 2011 that are sensitive to changes in interest rates. See Notes 7 and 9 to the accompanying interim consolidated unaudited financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2011	2012	2013 and thereafter

	(in thousands of U.S. Dollars except for percentages)
Long-term debt (1)
Repayment amount	23,008	28,528	110,847
Variable interest rate	0.44%	1.41%	1.56%
Average interest rate	3.55%	3.55%	3.55%
Interest rate derivatives (2)
Swap notional amount	206,029	170,145	157,500
Average pay rate	3.55%	3.55%	3.55%
Average receive rate	0.44%	1.41%	1.56%

(1)	See note 7 to our interim consolidated unaudited financial statements.

(2)
On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million ($229.3 million as of March 31, 2011), decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under ASC 815, Derivatives and Hedging, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

Contractual obligations:

The following table sets forth our contractual obligations and their maturity date going forward as of March 31, 2011 on a calendar year-end basis:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Long term debt (1)	$23,008	$57,056	$82,319	$-	$162,383
Vessels under construction (2)	40,860	118,440	-	-	159,300
Management fees	3,489	12,684	10,106	-	26,279
Office lease (3)	12	32	32	-	76
Total	$67,369	$188,212	$92,457	$-	$348,038

(1)
As further discussed in the March 31, 2011 accompanying interim consolidated unaudited financial statements the outstanding balance of our long-term debt at March 31, 2011, was $162.4 million. The loans bear interest at LIBOR plus a margin. Estimated interest payments are not included in the table above.

(2)
As further discussed in the accompanying March 31, 2011, interim consolidated unaudited financial statements on March 4, 2010, we concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited, for the constructions of three Very Large Ore Carriers ("VLOC") with a dwt of 206,000 tons each for a total contract price of $204.3 million. The vessels are scheduled for delivery in the second, third and fourth quarters of 2012.

(3)
As further explained in our March 31, 2011 interim consolidated unaudited financial statements, the two lease agreements for our office facilities in Athens expired on December 31, 2010. On January 1, 2011 we entered into a new lease agreement for the current office space with a family member of Mr. George Economou, which terminates on December 31, 2015

OCEANFREIGHT INC.

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2010 and March 31, 2011 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011 (unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,549	$23,792
Receivables	3,168	5,521
Inventories	838	645
Prepayments and other current assets	7,925	5,592
Vessels held for sale	88,274	18,000
Total current assets	109,754	53,550

FIXED ASSETS, NET:

Vessels under construction	46,618	47,842
Vessels, net of accumulated depreciation of $32,284 and $36,329, respectively	311,144	307,099
Other, net of accumulated depreciation of $382 and $441, respectively	597	538
Total fixed assets, net	358,359	355,479

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $2,916 and $3,081, respectively	1,102	1,374
Restricted cash	5,511	3,511
Other non-current assets	4,137	4,140

Total assets	$478,863	$418,054

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	82,331	37,934
Accounts payable	2,161	1,015
Due to related parties	1,867	640
Accrued liabilities	16,693	7,673
Unearned revenue	1,532	107
Derivative liability, current portion	6,727	5,093
Total current liabilities	111,311	52,462

NON-CURRENT LIABILITIES
Derivative liability, net of current portion	4,875	5,096
Long-term debt, net of current portion	127,441	124,449
Total non-current liabilities	132,316	129,545

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	-	-
Common shares, par value $0.01; 333,333,333 shares authorized, 83,266,655 shares issued and outstanding at December 31, 2009 and March 31, 2011, respectively	833	833
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, none issued	-	-
Additional paid-in capital	499,758	500,474
Accumulated deficit	(265,355)	(265,260)
Total stockholders' equity	235,236	236,047
Total liabilities and stockholders' equity	$478,863	$418,054

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Operations
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2010	2011
REVENUES:
Voyage revenue	$28,805	$16,045
Loss on forward freight agreements	(4,479)	-
Imputed deferred revenue	1,529	-
	25,855	16,045
EXPENSES:
Voyage expenses	(1,242)	(1,266)
Vessels' operating expenses	(10,568)	(7,019)
General and administrative expenses	(1,197)	(1,983)
Depreciation	(6,748)	(4,104)
Gain on sale of vessels and vessels held for sale	985	56
Operating income	7,085	1,729

OTHER INCOME (EXPENSES):
Interest income	69	81
Interest and finance costs	(1,943)	(1,264)
Loss on interest rate swaps	(3,181)	(451)

Total other expenses, net	(5,055)	(1,634)

Net income	$2,030	$95

Earnings per common share, basic and diluted	$0.03	$0.00
Weighted average number of common shares, basic and diluted	59,346,520	83,266,655

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Stockholders' Equity
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Shares
	Comprehensive income/(loss)	# of shares	Par value	Additional paid-in capital	Accumulated deficit	Total

BALANCE, December 31, 2009		52,816,667	$528	$459,813	$(203,730)	$256,611
- Net income	$2,030	-	-	-	2,030	2,030
- Proceeds from equity offerings, net of related expenses	-	6,716,654	67	19,038	-	19,105
- Stock based compensation expense	-	1,066,667	11	197	-	208
- Comprehensive income	$2,030	-	-	-	-	-

BALANCE, March 31, 2010		60,599,988	$606	$479,048	$(201,700)	$277,954

BALANCE, December 31, 2010		83,266,655	$833	$499,758	$(265,355)	$235,236
- Net income	$95	-	-	-	95	95
- Stock based compensation expense	-	-	-	716	-	716
- Comprehensive income	$95

BALANCE, March 31, 2010		83,266,655	$833	$500,474	$(265,260)	$236,047

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Cash Flows
For the three-month periods ended March 31, 2010 and 2011
(Expressed in thousands of U.S. Dollars)

	2010	2011
Cash Flows from Operating Activities:
Net income:	$2,030	$95
Adjustments to reconcile net income to net cash from operating activities:

Depreciation	6,748	4,104
Amortization of financing costs	152	165
Amortization of imputed deferred revenue	(1,529)	-
Amortization of stock based compensation	208	716
Gain on sale of vessels and vessels held for sale	(985)	(56)
(Gain)/loss on derivative instruments	3,810	(1,413)

(Increase) / Decrease in
Receivables	653	(2,353)
Inventories	34	193
Prepayments and other	117	2,333
Other assets	(250)	(3)
Increase / (Decrease) in
Accounts payable	1,688	(1,146)
Due to related parties	33	(1,227)
Accrued liabilities	(857)	(7,810)
Unearned revenue	104	(1,425)
Net Cash provided by/(used in) Operating Activities	11,956	(7,827)

Cash Flows from Investing Activities:
Advances for vessels under construction and other related costs	(22,780)	(1,224)
Advances for vessels acquisition	(11)	-
Proceeds from sale of vessels	-	69,120
Net Cash provided by/(used in) Investing Activities	(22,791)	67,896

Cash Flows from Financing Activities:
Proceeds from equity offerings and contribution, net of related expenses	19,105	-
Repayment of long term debt	(9,257)	(6,752)
Prepayment of long term debt	-	(40,637)
Restricted cash	(4,732)	2,000
Payment of financing costs	-	(437)
Net Cash provided by/(used in) Financing Activities	5,116	(45,826)

Net increase/(decrease) in cash and cash equivalents	(5,719)	14,243
Cash and cash equivalents at beginning of period	37,272	9,549
Cash and cash equivalents at end of period	$31,553	$23,792

SUPPLEMENTAL CASH FLOW INFORMATION
Cash financing activities:
Cash paid during the period for interest	$1,986	$1,670

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying interim consolidated unaudited financial statements include the accounts of OceanFreight Inc. ("OceanFreight") and its wholly owned subsidiaries (collectively, the "Company"). OceanFreight was incorporated on September 11, 2006 under the laws of the republic of the Marshall Islands. In late April 2007, OceanFreight completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company's common shares are listed on the Nasdaq Global Market under the symbol "OCNF".

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels. Effective May 2009, the Company is also engaged in forward freight agreements (FFA) trading activities.

On June 10, 2010, the Company's stockholders approved a 3:1 reverse stock split, pursuant to which every three shares, of the Company's common stock issued and outstanding, were converted into one share of common stock.  The reverse stock split took effect as of the start of trading on the Nasdaq Stock Market on June 17, 2010 and reduced the number of the then issued and outstanding common shares from 231,800,001 common shares to 77,266,655 common shares. Accordingly, all share and per share amounts in these interim consolidated unaudited financial statements have been retroactively restated to reflect this change in capital structure as discussed in Note 8(f).

On June 15, 2010, the technical and commercial management of the drybulk and the tanker fleets as well as the supervision of the construction of the three newbuildings Very Large Ore Carriers (VLOCs) were contracted under separate management agreements to TMS Dry Ltd. and TMS Tankers Ltd., respectively, both related technical and commercial management companies (Note 3). Until June 15, 2010, the technical and commercial management of the Company's fleet was contracted under separate management agreements to Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company (Note 3).

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2010 included in the Company's Annual Report on Form 20-F filed with the Securities Exchange and Commission on April 14, 2011.  These interim consolidated unaudited financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information - (continued):

As of March 31, 2011, the Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	Year Built	Acquisition date
Subsidiaries established in the Republic of Marshall Islands

Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanwave Owners Limited	M/V Partagas	173,880	2004	July 30, 2009
Oceanrunner Owners Limited	M/V Robusto	173,949	2006	October 19, 2009
Oceanfire Owners Inc.	M/V Cohiba	174,200	2006	December 9, 2009
Oceanpower Owners Inc	M/V Montecristo	180,263	2005	June 28, 2010
Oceanview Owners Limited (i)
Oceansurf Owners Limited (i)
Oceancentury Owners Limited (i)
Freightwise Investment Ltd. (ii)

Company with vessel held for sale

Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008

Companies with vessels sold

Oceanstrength Owners Limited	(owner of M/V Lansing sold on July 1, 2009)
Oceanprime Owners Limited	(owner of M/V Richmond sold on September 30, 2009)
Oceanresources Owners Limited	(owner of M/V Juneau sold on October 23, 2009)
Oceanwealth Owners Limited	(owner of M/V Pierre sold on April 14, 2010)
Ocean Faith Owners Limited	(owner of M/T Tigani sold on May 4, 2010)
Oceanclarity Owners Limited	(owner of M/T Pink Sands sold on November 4, 2010)
Kifissia Star Owners Inc.	(owner of M/V Augusta sold on January 6, 2011)
Ocean Blue Spirit Owners Inc.	(owner of M/T Tamara sold on January 13, 2011)
Oceanventure Owners Limited	(owner of M/V Austin sold on March 10, 2011)
Oceanship Owners Limited	(owner of M/V Trenton sold on March 11, 2011)

Subsidiaries established in the Republic of Liberia

Oceancentury Owners Limited	New Building VLOC#1
Oceansurf Owners Limited	New Building VLOC#2
Oceanview Owners Limited	New Building VLOC#3

(i)	Subsidiaries established for Company's general purposes.

(ii)	Freightwise Investment Ltd. was established in 2009 to engage in FFA trading activities (Note 9).

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

For the three-month periods ended March 31, 2010 and 2011 the following charterers accounted for 10% or more of the Company's revenues as follows:

Charterer	%		Reportable segment (Note 14)
	2010	2011
A	35	76	Drybulk
B	16	-	Drybulk

2.    New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". The amendments in this Update result in common fair value measurements and disclosure requirements in U.S. GAAP and IFRSs. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The adoption of this guidance will not have any impact on the Company's financial position or results of operations.

3.      Transactions with Related Parties:

(a)
TMS Dry Ltd. and TMS Tankers Ltd.: Following the termination of the management agreements with Cardiff discussed in Note 3(b), the Company, effective June 15, 2010, contracted the technical and commercial management of its drybulk and tanker fleet as well as the supervision of the construction of the newbuildings to TMS Dry Ltd. and TMS Tankers Ltd. (the "Managers"), respectively. Both companies are beneficially owned by (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's Chief Executive Officer and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is also the sister of Mr. George Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

The Managers are engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements the Company pays a daily management fee per vessel, covering also superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreement is terminated for any reason other than Managers' default, the Company will be required (a) to pay management fees for a further period of three (3) calendar months as from the date of termination and (b) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA). In this respect, the Company will have to pay approximately $215.7 related to the sale of M/T Olinda (Note 15 (c)).

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties - continued:

The Managers are also entitled to a daily management fee per vessel of €1,500 ($2.1) and €1,700 ($2.4) for the drybulk carriers and tanker vessels, respectively. The Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents' fee of €500 ($0.7) per day (c) a commission of 1.25% on charter hire agreements that are arranged by the Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers. The U.S. $ figures above are based on the exchange rate at March 31, 2011. Furthermore, the Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Furthermore, based on the management agreements, as of March 31, 2011, the Company had made a security payment of $4,140, and $952 to TMS Dry Ltd. and TMS Tankers Ltd., respectively, representing managed vessels' estimated operating expenses and management fees for three months which will be settled when the agreements terminate; however, in case of a change of control of the Company the amount of the security is not refundable. The security payments to TMS Dry Ltd. and TMS Tankers Ltd. have been classified under "Other non-current assets" and "Prepayments and other" in the accompanying 2011 interim consolidated unaudited balance sheet.

The fees charged by TMS Dry Ltd. and TMS Tankers Ltd. during the three month period ended March 31, 2011 are as follows:

Nature of charge	TMS Dry Ltd	TMS Tankers Ltd.	Included in
Management fees	$1,397	$238	Vessels' operating expenses - Statement of Operations
Commission on charterhire agreements	183	16	Voyage expenses - Statement of Operations
Supervision fee on vessels under construction	856	-	Vessels under construction – Balance Sheet

At March 31, 2011, $204 and $436 is payable to TMS Dry Ltd. and TMS Tankers Ltd., respectively, and are reflected in "Due to related parties" in the accompanying 2011 interim consolidated unaudited balance sheet. In addition as at March 31, 2011, $13 and $1,833 were due from TMS Dry Ltd. and TMS Tankers Ltd., respectively, relating to the security payment as discussed above and the operations of the vessels under TMS Dry Ltd. and TMS Tankers Ltd. management are included in "Prepayments and other current assets" in the accompanying 2011 interim consolidated unaudited balance sheet.

(b)
Cardiff Marine Inc. ("Cardiff"): Until June 15, 2010, the Company used the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of its fleet. The issued and outstanding capital stock of Cardiff is beneficially owned by (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is the sister of Mr. George Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties – (continued):

Prior to June 15, 2010, Cardiff was engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements Cardiff was entitled to a daily management fee per vessel of €764 ($1.1) and €870 ($1.) for the drybulk carriers and tanker vessels, respectively. Cardiff also provided, other services pursuant to a services agreement, which was terminated on June 15, 2010, under which the Company paid additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by Cardiff, (3) a commission of 1.25% of charter hire agreements arranged by Cardiff, (4) an information technology fee of €26,363 ($37.2) per quarter and (5) a fee of €527 ($0.7) per day for superintendent inspection services in connection with the possible purchase of a vessel. The U.S. $ figures above are based on the exchange rate at March 31, 2011. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. The Company was also reimbursing Cardiff for any out-of-pocket expenses at cost plus 10%.

In May 2009, the Company entered into a FFA service agreement with Cardiff, which was terminated on June 15, 2010, whereby Cardiff was entitled to a 0.15% brokerage commission on the Company's FFA trading transactions.

Furthermore, based on the management agreements with Cardiff, the Company, as of June 15, 2010, had made a security payment of $6,486, representing managed vessels' estimated operating expenses and management fees for three months. Following the termination of the agreements on June 15, 2010, the security payment was reimbursed to the Company in September 2010.

The fees charged by Cardiff during the three month periods ended March 31, 2010 are as follows:

Nature of charge	2010	Included in
Management fees	$1,333	Vessels' operating expenses - Statement of Operations
Commission on charterhire agreements	262	Voyage expenses – Statement of Operations
Commission on FFA trading	23	Loss on forward freight agreements –Statement of Operations
Commissions on vessels under construction	225	Vessels under construction – Balance Sheet
Mark up upon reimbursement of out of pocket expenses	0.15	General and administrative expenses - Statement of Operations

At December 31, 2010 and March 31 2011, $279 and $319, respectively,  were due to Cardiff, relating to the operations of the vessels under Cardiff's management and are included in "Accounts Payable" in the accompanying interim consolidated unaudited balance sheets.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.         Transactions with Related Parties – (continued):

(c)
Vivid Finance Limited ("Vivid"): On August 13, 2010, the Company entered into a consultancy agreement (the "Agreement") with Vivid, a related company organized under the laws of Cyprus, which is controlled by Mr. George Economou and of which he may be deemed the beneficial owner. Vivid serves as the Company's financial consultant on matters related to (i) new loans and credit facilities with lenders and financial institutions, (ii) raise of equity or debt from capital markets, (iii) interest rate swaps agreements, foreign currency contracts and forward exchange contracts and (iv) renegotiation of existing loans and credit facilities. In consideration of these services the Company will pay Vivid a fee of 0.20% on the total transaction amount.

The agreement has duration of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date. As defined in the Agreement, in the event of a "Change of Control" Vivid has the option to terminate the Agreement and cease providing the aforementioned service within three months from the "Change of Control".

(d)
Tri-Ocean Heidmar Tankers LLC ("Tri-Ocean Heidmar"): On October 17, 2008, the M/T Tamara, concurrently with its delivery commenced its time charter employment with Tri-Ocean Heidmar for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar is owned by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel was redelivered on November 6, 2010. At December 31, 2010 and March 31, 2011, $998 and $69, respectively, included in "Accounts Payable" and $123 and nil, respectively, included in "Accrued Liabilities" in the accompanying December 31, 2010 and March 31, 2011, consolidated balance sheets are due to the Tri-Ocean Heidmar.

(e)
Blue Fin Tankers Inc. pool ("Blue Fin"): On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $928.4. As of December 31, 2010 and March 31, 2011, the Company had a receivable from the pool, including advances made to the pool for working capital purposes, of $2,198 (of which $63 is included in "Receivables" and $2,135 is included in "Prepayments and other current assets") and $1,878 (of which $50 is included in "Receivables" and $1,828 in "Prepayments and other current assets"), respectively, in the accompanying consolidated balance sheets. The revenue of M/T Olinda deriving from the pool amounted to $2,453 and $1,200 for the three month periods ended March 31, 2010 and 2011, respectively and is included in "Voyage revenue" in the accompanying interim consolidated unaudited statements of operations.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties – (continued):

(f)
Sigma Tanker Pool ("Sigma"): On December 22, 2009 and November 6, 2010, the M/T Tigani and the M/T Tamara were both employed in the Sigma Tankers Inc. pool for a minimum period of twelve months each. Sigma is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessels, as pool participants, are allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. The vessels were redelivered from the Pool on April 28, 2010 and January 6, 2011, due to their sale on May 4, 2010 and January 13, 2011, respectively. As of December 31, 2010 and March 31, 2011, the Company had a receivable from and a payable to the pool of $1,480 and $64, respectively, which is included in "Receivables" and "Accounts payable", respectively in the accompanying consolidated balance sheets. The revenue of the M/T Tigani and the M/T Tamara deriving from the pool for 2010 amounted to $1,611 and nil, respectively, and for 2011 to $51, respectively, and is included in "Voyage revenue" in the accompanying interim consolidated unaudited statements of operations.

(g)
Lease agreement: The Company had leased an office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and an option for the Company to extend it for a further six months. The monthly rental amounted to Euro 680 ($1.0 at the March 31, 2011 exchange rate). This agreement was terminated on December 31, 2010. The rent charged for the three-month period ended March 31 2010 amounted to $2.8 and is included in "General and Administrative expenses" in the accompanying interim consolidated unaudited statements of operations.

On January 1, 2011, the Company leased an office space in Athens, Greece, from a family member of Mr. George Economou. The lease has duration of five years. The monthly rental for the first two years amounts to Euro 1,000 ($1.41 at the March 31, 2011 exchange rate) and thereafter is annually adjusted based on the annual inflation rate announced by the Greek State The rent charged for the three-month period ended March 31 2011 amounted to $4.23 and is included in "General and Administrative expenses" in the accompanying interim consolidated unaudited statements of operations.

(h)
Capital infusion: On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Anthony Kandylidis, made an equity contribution of $20,000 in exchange for approximately 16.7 million of the Company's common shares (Note 8(f)).

(i)
Steel Wheel Investments Limited: Under an agreement between the Company and Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Chief Executive Officer, Steel Wheel provides consulting services to the Company in connection with the duties of the Chief Executive Officer of the Company, for an annual fee plus a discretional cash bonus as approved by the Compensation Committee. Such fees and bonuses for the three-month periods ended March 31, 2010 and 2011, $307 and $340 respectively and are included in "General and administrative expenses", in the accompanying consolidated statements of operations. Furthermore, as further discussed in Note 10, certain compensation in stock was granted to Steel Wheel.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

4.       Vessels held for sale:

The Company has classified the vessel M/T Olinda as "Held for sale", in the accompanying March 31, 2011, interim consolidated unaudited balance sheet at its fair market value of $18,000 less cost to sell as all criteria required for its classification as "Held for sale" were met. The Company determined the fair value of M/T Olinda based on third party valuations as of March 31, 2011 (Level 2). As discussed in Note 15 the vessel was originally contracted to be sold for $19,000 but the sale transaction was terminated in April 2011 due to Buyers default  however the Company continued to seek prospective buyers. The estimated loss of $1,000 is included in "Gain on sale of vessels and vessels held for sale" in the accompanying 2011 interim consolidated unaudited statement of operations.

As of December 31, 2010, vessels held for sale consisted of the M/T Olinda, the M/T Tamara, the M/V Augusta, the M/V Austin and the M/V Trenton. The M/V Augusta was delivered to its new owners on January 6, 2011 and the M/T Tamara on January 13, 2011, the M/V Austin on March 10, 2011 and the M/V Trenton on March 11, 2011.

5.	Vessels under construction:

On March 8, 2010, the Company concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited, for the constructions of three Capesize Very Large Ore Carriers ("VLOC") with a dwt of 206,000 tons each at a total contract price of $204,300. The vessels are scheduled for delivery in the second, third and fourth quarters of 2012. The construction has been partially financed by the SEDA proceeds (Note 8c). Upon delivery the vessels are scheduled to commence fixed rate employment as follows:

•	the first vessel at a gross daily hire rate of $25 for a minimum period of three years;

•
the second vessel at a gross daily hire rate of $23 for a minimum period of five years. The time charter agreement also provides for 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $23 and $40 per day; and

•
the third vessel at a gross daily hire rate of $21.5 for a period of seven years. The time charter agreement also provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $21.5 and $38 per day.

As of March 31, 2011, the Company paid $45,000 as provided in the shipbuilding contracts, which together with other related costs of $2,842, including commissions and supervision cost of $450 and $1,051 paid to Cardiff and TMS Dry Ltd, respectively (Note 3), which is included in "Vessels under construction" in the accompanying March 31, 2011 interim consolidated unaudited balance sheet.

On February 24, 2011, the Company accepted a commitment letter with a major Chinese bank for the financing of up to 60% of the aggregate contract cost of the three VLOCs discussed above.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.      Vessels, Net:

The amount in the accompanying March 31, 2011 interim consolidated unaudited balance sheet is analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$343,428	$(32,284)	$311,144
Additions	-	(4,045)	(4,045)
Balance March 31, 2011	$343,428	$(36,329)	$307,099

The memoranda of agreement associated with the acquisition of vessels, Austin, Pierre, Trenton and Topeka in 2007 stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the three-month periods ended March 31, 2010 and 2011 amounted to $1,529 and nil, respectively and is separately reflected in the accompanying interim consolidated unaudited statements of operations. As of March 31, 2011, the imputed deferred revenue was fully amortized.

All the Company's vessels, except for the three new-building VLOCs discussed in Note 5, have been pledged as collateral to secure the bank loans discussed in Note 7.

As of March 31, 2011, except for the M/T Olinda that is employed in a tanker pools, the remaining vessels were operating under time charters, the last of which expires in May 2018. Contracts with expected duration in excess of one year as of March 31, 2011, were as follows:

Vessel name	Daily time charter gross rate (in U.S. Dollars)	Estimated Expiration of Charter *
Drybulk Carriers
M/V Robusto	$26,000	August 2014 - March 2018
M/V Cohiba	$26,250	October 2014 - May 2018
M/V Partagas	$27,500	July 2012 - December 2012
M/V Montecristo	$23,500	May 2014 - January 2018
M/V Topeka	$15,000	January 2012 - April 2013
M/V Helena	$32,000	May 2012 - October 2016

* The Estimated Expiration of Charter provides the estimated latest redelivery dates presented above at the end of any redelivery optional periods.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.      Long-term Debt:

As of March 31, 2011, the Company's long-term debt totaled $162,383 ($209,772 as of December 31, 2010) relating to a credit facility with Nordea Bank Norge ASA ("Facility" or "Nordea Credit Facility") and a term loan with DVB Bank SE ("loan" or "DVB loan"), which was fully repaid on January 5, 2011.

Credit Facility with Nordea Bank Norge ASA

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA ("Nordea"), for a $325,000 Senior Secured Credit Facility for the purpose of refinancing the then outstanding balance of $118,000 of a facility with Fortis Bank concluded in June 2007, to partially finance the acquisition cost of vessels M/V Trenton, M/V Pierre, M/V Austin, M/V Juneau, M/V Lansing, M/V Helena, M/V Topeka, M/V Richmond and M/T Pink Sands and financing the acquisition of additional vessels. On January 9, 2009, the Company entered into an amendatory agreement to the Nordea credit facility which became effective on January 23, 2009 and waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduced the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver was effective from the date the breach occurred, which was December 9, 2008. Under the terms of the amendatory agreement the Company on January 23, 2009, made a prepayment of $25,000 and, among other requirements, is also required (i) to ensure that under the reduced collateral maintenance coverage ratio, the aggregate fair market value of the vessels in the Company's fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB loan, described below, be not less than (a) 90% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (ii) to pay interest at an increased margin over LIBOR; (iii) to suspend the payment of dividends; and (iv) to pay the sellers' credit for M/T Tigani and M/T Tamara acquisition only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the weighted average age of the vessels (weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.

As provided in the amendatory agreement to the Nordea Credit Facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the facility or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing, M/V Richmond, M/V Juneau and M/V Pierre to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, respectively.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.      Long-term Debt – (continued):

The amended Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin.

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of vessels and for working capital purposes. As of  March 31, 2011, following the mandatory prepayment of $24,654 due to the sale of M/V Augusta, M/V Austin and M/V Trenton  (Note 4), the balance of Tranche A of $110,492 will be reduced or repaid in nine semi-annual equal installments in the amount of $8,744 each and a balloon installment in an amount of $31,796.

Tranche B is a Term Loan Facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of March 31, 2011, following the mandatory prepayment of $11,578 due to the sale of M/V Augusta, M/V Austin and M/V Trenton  (Note 4), the balance of Tranche B of $51,891 is repayable in 9 equal consecutive semi-annual installments in the amount of $5,520 each and a balloon installment in the amount of $2,211.

The Facility is secured with first priority mortgages over the vessels and second priority mortgages on the M/T Tamara, first priority assignment of vessels' insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

Term Loan with DVB Bank SE

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE ("DVB") for a new secured term loan facility for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility. On May 4, 2010, the M/T Tigani was sold and as provided in the loan agreement a mandatory prepayment of the loan of $8,562 was made, which proportionally reduced the then outstanding loan installments. On December 17, 2010, the Company signed a MOA for the sale of M/T Tamara. The vessel was delivered to its new owners on January 13, 2011. The balance of the loan at December 31, 2010 of $4,406 was fully repaid following the sale of M/T Tamara.

The principal payments required to be made after March 31, 2011 for the long-term debt discussed above are as follows:

Year ending December 31,	Nordea Tranche A	Nordea Tranche B	Total
2011	17,488	5,520	23,008
2012	17,488	11,040	28,528
2013	17,488	11,040	28,528
2014	17,488	11,040	28,528
2015	40,540	13,251	53,791
	$110,492	$51,891	$162,383

(1)
The current portion of the long term debt reflected on the interim consolidated unaudited balance sheet at March 31, 2011 has further been adjusted to reflect the estimated amount of $10,795 to be prepaid as a result of the sale of M/T Olinda (Note 15(c)).

Total interest expense on long-term debt for the three-month periods ended March 31, 2010 and 2011 amounted to $1,817 and $1,281, respectively, and is included in "Interest and finance costs" (Note 13) in the accompanying interim consolidated unaudited statements of operations. The Company's weighted average interest rates (including the margin) for the three-month periods ended March 31, 2010 and 2011 were 2.81% and 2.82%, respectively.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.      Common Stock and Additional Paid-In Capital:

(a)
Stockholders' Rights Agreement: On April 17, 2008, the Company approved a Stockholders' Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S. $0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the Company's common stock or (2) the 10th business day (or such later date as determined by the Company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company's common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100 (the "Exercise Price") a fraction (1/1000th) of one share of the Company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 20% of the Company's common stock then each holder of a Right (except an Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company's common stock and before that Acquiring Person acquires more than 50% of the Company's outstanding common stock, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one share of the Company's common stock. The Company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company's common stock, or the expiration date. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

Under the Amended and Restated Stockholders Rights Agreement effective May 26, 2010, the purchase by Basset Holdings Inc. ("Basset"), a company controlled by Mr. Anthony Kandylidis, the Company's CEO, of shares of the Company's Common Stock directly from the Company in a transaction approved by the Company's Board of Directors in May 2010, shall not cause Basset Holdings Inc., or any beneficial owner or Affiliate or Associate thereof, to be considered an "Acquiring Person"; provided, however, that should Basset or any Affiliate or Associate of Basset thereafter acquire additional shares of Common Stock constituting 1% or more of the Company's Common Stock then outstanding, and thereby beneficially own 20% or more of the Company's Common Stock then outstanding, other than by reason of an equity incentive award issued to Basset or such Affiliate or Associate by the Company's Board of Directors or a duly constituted committee thereof, then such Person shall be deemed an "Acquiring Person" for purposes of this Agreement.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.  Common Stock and Additional Paid-In Capital – (continued):

(b)
Standby Equity Distribution Agreement — ("SEDA"): On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company's common shares to YA Global. The SEDA commenced on September 28, 2009 and terminated on March 18, 2010. YA Global was entitled to receive a discount equal to 1.5%. As of December 31, 2009, 22,685,169 (68,055,508 before the reverse stock split) common shares had been sold with net proceeds amounting to $78,970. During the period from January 1, 2010 to March 18, 2010, 6,717,667 (20,150,000 before the reverse stock split) common shares were sold with net proceeds of $19,257. During the period from the commencement of the offering on September 28, 2009 to the termination of the offering on March 18, 2010, the Company sold 29,401,836 (88,205,508 before the reverse stock split) common shares with net proceeds amounting to $98,227 and YA Global received a discount equal to 1.5% of the gross proceeds or $1,496.

(c)
Shelf Registration Statement: On January 12, 2010, the Company filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which it may sell up to $400,000 of an undeterminable number of securities.

(d)
Equity Incentive Plan — ("2010 Equity Incentive Plan"): On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company's Directors and officers. On December 17, 2010, the Company's Board of Directors approved in all respects the resolutions of the meetings of the Compensation Committee held on December 17, 2010, pursuant to which 6,000,000 were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer.

(e)
Equity Infusion: On May 25, 2010, the Company's Board of Directors approved an equity infusion of $20,000 by Basset Holdings Inc. ("Basset"), a company controlled by Mr. Anthony Kandylidis the Company's CEO, in order to fund the Company's capital needs for the purchase of M/V Montecristo. On May 28, 2010, Basset paid the amount of $20,000 in exchange for approximately 16,666,667 (50,000,000 before the reverse stock split at a price of $0.40 per share) of the Company's common shares. In determining the fair value of the shares to be issued in connection with the equity infusion, the Company used multiple inputs from different sources, including: (a) analyst target prices, (b) multiples-based valuation and (c) net asset value method. The Company considered the results of such analyses, together with: (1) the importance of the equity infusion, (2) the size of the equity infusion versus the limited market liquidity, and (3) the opportunity cost of the capital contribution for other similar investment opportunities. Given the specific circumstances of the equity infusion, the results of the analysis and the factors described above, the Company approved the equity infusion of $20,000 in exchange of approximately 16,666,667 (50,000,000 before the reverse stock split effect) of the Company's common shares at a price of $0.40 per share before the reverse stock split effect.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.  Common Stock and Additional Paid-In Capital – (continued):

On May 26, 2010, the Stockholders Right Agreement that the Company entered into on April 30, 2008, was amended and restated in connection with the above transaction such that Basset would not fall within the definition of "Acquiring Person" under the agreement.

(f)
Share Price and Reverse Stock Split: Under the rules of the Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In the event the Company does not regain compliance within the period of 180 days, its securities will be subject to delisting. In addition if the market price of the common shares remains below $5.00 per share, under stock exchange rules, the Company's shareholders will not be able to use such shares as collateral for borrowing in margin accounts. The Company's stock price declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from the Nasdaq Stock Market that it is not in compliance with the minimum bid price rule. In order for the Company to regain compliance, its Board of Directors proposed a 3:1 reverse stock split, which automatically converted three current shares of the Company's class A common shares into one new share of common stock. The reverse stock split was approved by the Company's shareholders at the Annual General Meeting held on June 10, 2010. The reverse stock split took effect on June 17, 2010, and accordingly, the Company's authorized Class A common stock was converted to 333,333,333 shares, and the then issued and outstanding common stock of 231,800,001 common shares was converted to 77,266,655 common shares. Following the reverse stock split the Company's stock remained above $1.00 for a period of 10 consecutive business days and, as a result, on August 6, 2010, the Company received notice from the Nasdaq Stock market that it had regained compliance with the minimum bid price requirement and the compliance matter was closed.

The Company on January 25, 2011, received again notice from the Nasdaq Stock Market that it is not in compliance with the minimum bid price rule. Accordingly, as explained above the Company must regain compliance within a period of 180 days.

As of March 31, 2010, the Company's issued and outstanding stock amounted to 83,266,655 common shares. Common share shareholders are entitled to one vote on all matters submitted to a vote of shareholders and to receive interest, if any.

9.      Derivatives and Fair Value Measurements:

Interest rate swaps

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company's lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500 ($229,278 as of March 31, 2011), decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under ASC 815, Derivatives and Hedging and, consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at March 31, 2011, was determined based on observable Level 2 inputs, as defined in ASC 820, Fair Value Measurements and Disclosures, derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.     Derivatives and Fair Value Measurements - continued:

The fair value of these instruments at March 31, 2011 amounted to a liability of $10,189 (excluding accrued interest payable of $1,779), of which the current and non-current portions of $5,093 and $5,096, respectively, are included in current and non-current derivative liabilities in the accompanying interim consolidated unaudited balance sheet as of March 31, 2011. The fair value of these instruments at December 31, 2010 amounted to a liability of $11,602 (excluding accrued interest of $1,947), of which the current and non-current portions of $6,727 and $4,875, respectively, are included in current and noncurrent derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2010. The unrealized result of the change in the fair value of these instruments for the three-month periods ended March 31, 2010 and 2011, resulted in an unrealized loss of $992 and an unrealized gain of $1,413, respectively, and are included in "Loss on derivative instruments" in the accompanying interim consolidated unaudited statements of operations. The realized interest expense on the swap for the three-month periods ended March 31, 2010 and 2011 amounted to $2,189 and $1,864, respectively, and is included in "Loss on derivative instruments" in the accompanying interim consolidated unaudited statements of operations.

The realized loss as of March 31, 2010, amounting to $2,189 previously included in "Interest and finance costs' (Note 13) was reclassified to "Loss on derivative instruments" to conform to the March 31, 2011 presentation.

Forward Freight Agreements (FFAs)

In May 2009, the Company engaged in forward freight agreements (FFA) trading activities. The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes and as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis. The open positions of FFAs are "marked to market" quarterly, using quoted prices in active markets for identical instruments (Level 1 inputs), to determine the fair values. As of March 31, 2010 and 2011 all FFA positions had been closed.

Fair value measurements

The carrying amounts reflected in the accompanying interim consolidated unaudited balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates.

The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring and non-recurring basis. As required by the fair value guidance, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.     Derivatives and Fair Value Measurements - continued:

Fair Value Measurements as of March 31, 2011

Recurring measurements	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swaps liability position	$10,189	$—	$10,189	$—
Total	$10,189	$—	$10,189	$—

Non-Recurring measurements	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long lived assets held for sale	$18,000	$—	$18,000	$—
Total	$18,000	$—	$18,000	$—

10.   Stock based compensation:

On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 66,667 common shares were awarded to the Company's Directors and officers. On December 17, 2010, the Company's Board of Directors adopted and approved the resolutions of the meeting of the Compensation Committee held on December 17, 2010, pursuant to which 6,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer.

There were 6,704,446 unvested shares as of March 31, 2011. Compensation cost recognized in the three-month periods ended March 31, 2010 and 2011, amounted to $208, and $716, respectively. The compensation cost related to non-vested shares amounted to $6,959 with a weighted average remaining contractual life of 29 months.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

11.  Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus, Liberia and Malta, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying interim consolidated unaudited statement of operations.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, the Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company's stock for more than half the number of days during the taxable year.

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company's ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the Initial Public Offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

12.   Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

12.   Commitments and Contingencies - continued:

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

As further disclosed in Note 5 the Company has signed three shipbuilding contracts for the construction of three VLOCs. As of March 31, 2011, the amounts due until delivery of the vessels are as follows:

Year	Amount
2011	$40,860
2012	118,440
Total	$159,300

Future minimum contractual charter revenue deriving from vessels' long-term charter contracts represents revenue until the earliest redelivery of each vessel and includes also the revenue to be earned from vessels under construction. As of March 31, 2011, future contractual revenue is as follows:

Year	Amount
2011	$41,319
2012	51,077
2013	53,016
2014	42,044
2015	18,518
2016 and thereafter	42,772
Total	$$248,746

Revenue amounts do not include any assumed off-hires.

As further disclosed in Note 3 the Company has contracted the commercial and technical management of its vessels to TMS Dry Ltd and TMS Tankers Ltd. For these services it pays a monthly management fee. Such management fees until the expiration of the agreements are as follows:

Year	Amount
2011	$3,489
2012	5,737
2013	6,947
2014	6,947
2015	3,159
Total	$$26,279

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

13.      Interest and Finance Costs:

The amounts in the accompanying interim consolidated unaudited statements of operations are analyzed as follows:

	2010	2011

Interest on long-term debt	$1,817	$1,281
Capitalized interest	(48)	(322)
Amortization and write-off of financing fees	152	165
Other	22	140
Total	$1,943	$1,264

The realized result (loss) of the change in the fair value of the interest rate swaps discussed in Note 9 for the three month period ended March 31, 2010, of $2,189, previously included in "Interest and finance costs" was reclassified to  "Loss on derivative instruments" to conform with the  March 31, 2011 presentation. In addition as a result of the above reclassification the amounts of interest paid in the interim consolidated unaudited statements of cash flows for three month period ended March 31, 2010, were changed from $4,327 to $1,986.

14.      Segment Information:

The table below includes information about the Company's reportable segments as of and for the three-month periods ended March 31, 2010 and 2011.  The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's interim consolidated unaudited financial statements.

March 31, 2010	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$19,901	$8,904	$-	$28,805
Gain/(loss) on vessels sold and vessels held for sale	(5)	990	-	985
Interest and finance costs, net of capitalized interest	(1,236)	(696)	(11)	(1,943)
Interest income	-	-	69	69
Loss on interest rate swaps	(2,320)	(861)	-	(3,181)
Depreciation	(6,248)	(436)	(64)	(6,748)
Segment profit/( loss)	3,933	3,831	(5,734)	2,030
Total assets	$462,605	$54,338	$47,679	$564,622

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
March 31, 2011
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

14.      Segment Information - continued:

March 31, 2011	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$14,737	$1,308	$-	$16,045
Gain on sale of vessels held for sale	255	(199)	-	56
Interest and finance costs, net of capitalized interest	(662)	(597)	(5)	(1,264)
Interest Income	-	-	81	81
Loss on interest rate swaps	(307)	(144)	-	(451)
Depreciation and amortization	(4,045)	-	(59)	(4,104)
Segment profit/(loss)	3,231	(1,285)	(1,851)	95
Total assets	$366,217	$22,235	$29,602	$418,054

15. Subsequent events:

(a)
On April 1, 2011, the Company entered into two agreements to purchase two capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of their owning companies (the "Owners"). The Owners are fully owned subsidiaries of a company (the "Sellers") ultimately controlled by the Company's CEO Mr. Anthony Kandylidis. The Sellers received in exchange of the selling price of both vessels a total number of 35,657,142 common shares of the Company and the Company will perform the shipbuilding contracts. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95,040 of which $29,700 is payable in 2012 and the balance in 2013.

(b)
On April, 18, 2011, the Buyers of M/T Olinda declared their inability to perform under the memorandum of agreement dated November 26, 2009. Pursuant to the memorandum of agreement the sale transaction was terminated due to buyers default and the Company retained the 10% initial deposit of $1,900.

(c)
On May 12, 2011, the Company contracted to sell the M/T Olinda for a price of $14,000. The vessel was delivered to its new owners on May 25, 2011. The sale transaction resulted in a loss of $4 million. Furthermore, as provided in our loan agreement the Company made a prepayment of $10.8 million